

February 13, 2015

Via E-mail
Maodong Xu, CEO
Wowo Limited
Third Floor, Chuangxin Building
No. 18 Xinxi Road, Haidian District, Beijing
People's Republic of China

> **Re:** **Wowo Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 30, 2015**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 4, 2015**
> **File No. 333-201413**

Dear Mr. Xu:

We have reviewed the above-referenced registration statements and have the following comments. The page numbers in our comments refer to pages in Amendment No. 2.

Prospectus Cover Page

1.   We note that you have revised the offering structure such that it is now a best efforts, minimum-maximum offering. Please revise the top of the cover page where you state that you are offering 6,000,000 American depositary shares representing 108,000,000 ordinary shares to also disclose the minimum amount of shares that must be sold for the offering to close. Similarly, revise the offering description on page 11 to disclose the minimum-maximum structure of the offering and the minimum number of shares that must be sold.

2.   We note that you do not intend to place monies in an escrow account to maintain investor funds. As this is now a minimum-maximum offering, please tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act without appointing an escrow agent. Further, please tell us what procedures are in place to ensure that funds will be promptly returned to investors.

3.   Disclose on the cover page the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors

"We might not be able to adequately protect our intellectual property rights," page 29

4.	We note your disclosure that you have received a cease and desist letter from a PRC law firm in connection with a claim by a third-party that your use of the Chinese characters "WoWo" has infringed upon their trademark. In this regard, we understand that Beijing WoWo Science & Technology Co., Ltd. ("WoWo Sci-Tech") prevailed in a trademark infringement lawsuit brought against you in the People's Court of Haidian District, Beijing, China. We also understand that on January 13, 2015, the Beijing Administration for Industry and Commerce issued a "Forbidden Command" to Sohu directing it to remove your mobile applications from its app store due to possible trademark infringement. Finally, we understand that other mobile applications stores, including DangLe, Wan Dou Jia and AppChina, have or are in the process of removing your mobile applications due to the claims of trademark infringement. Please address these allegations in your response letter and, as necessary, make appropriate revisions to your prospectus.

Capitalization, page 63

5.	Your disclosure on page F-34 indicates that the preferred shares automatically convert upon a qualified IPO in which the aggregate proceeds are not less than $100 million. Since you will only raise a maximum of $60 million in this offering, please tell us how you determined it was probable that your preferred shares would convert to common shares for the purposes of the pro forma presentation. Refer to Article 11-01(a)(8) of Regulation S-X. Similar concerns apply to your pro forma presentations throughout the document, such as the pro forma disclosure on page 64 and your Consolidated Balance Sheet as of September 30, 2014 on page F-51.

6.	Your disclosure on page 42 indicates that under certain circumstances, you may be required to obtain approval prior to the conversion of certain of your indebtedness to your CEO. Your disclosure on page 99 indicates that if your offering is successful and you sell 100% of your ADSs, your indebtedness to Mr. Xu would be converted into ordinary shares. Please address the following:

- Tell us how you considered the requirement to obtain regulatory approval prior to the conversion of certain of your indebtedness to your CEO in determining conversion was probable.
- Clarify if Mr. Xu will convert his shares if you sell less than 100% of your ADSs in this offering. If not, tell us how you determined it was probable that these shares would convert to common shares as presented in your 83.3% and 66.7% pro forma scenarios.

Refer to Article 11-01(a)(8) of Regulation S-X. Similar concerns apply to your pro forma presentations throughout the document, such as the pro forma disclosure on page 63 and your Consolidated Balance Sheet as of September 30, 2014 on page F-51.

7.   You disclose on page F-34 that the preferred stock conversion price adjusts under certain circumstances, including when you issue additional ordinary shares. Please tell us how you considered the fact that the issuance price of the shares underlying the ADSs is less than 85% of the conversion price of your Series A-2 preferred common stock and is less than the conversion price of your Series B preferred stock when determining how to reflect their conversion in your pro forma presentation. Similar concerns apply to your pro forma presentations throughout the document, such as the pro forma disclosure on page 63 and your Consolidated Balance Sheet as of September 30, 2014 on page F-51.

Dilution, page 64

8.   You disclose that you are giving effect to 108,000,000 ADSs offered in this offering for $10.00 per ADS. However, this appears to be the underlying shares associated with the ADSs given your disclosure on page 11. Please reconcile this apparent inconsistency.

Fair Value of Our Ordinary Shares and Share-Based Compensation, page 88

9.   We note that the contemporaneous valuations of your common stock disclosed on page 89 are significantly lower than your offering price range of $9.00 to $11.00 per ADS, or $0.50 to $0.61 per share. Please address the following:

- Tell us results of the market approach you performed as a sanity check for the income approach for the valuations as of April 18, 2014 and June 29, 2014. As part of your response, please provide us the assumptions used in the market approach, including the comparable companies and their respective multiples, as well as the multiples used in the company's valuation;
- Tell us whether you have made any adjustments to the valuations performed under the income approach as a result of the valuation determined under the market approach used as a "sanity check." If so, tell us the nature and amount of those adjustments and why they were made;
- Tell us the methods and assumptions used to allocate equity for the valuations as of April 18, 2014 and June 29, 2014;
- Tell us whether you have granted any options or stock subsequent to September 30, 2014. If so, provide us with a detail of those grants and provide the model and assumptions used to value those shares;
- Discuss in detail the significant factors contributing to the difference between the offering price range and the estimated fair value of your common stock for the equity issuances on April 18, 2014 and June 29, 2014; and
- Tell us when you first initiated discussions with the underwriters regarding the offering as well as the methods and assumptions they used in determining the estimated offering price range.

10.   We note the volatility assumption used in determining the fair value of your employee share options was estimated based on the historical stock price volatility of listed guideline companies. Please address the following with respect to the group of guideline companies used in determining your volatility assumption:

- Tell us the guideline companies and whether the same set of guideline companies were used in the market approach used as a sanity check for the income approach in determining the fair value of the underlying common stock;
- Tell us the basis for the selection of the guideline companies, including the reasons you believe they are comparable; and
- Describe changes to the set of guideline companies used, if any, and explain the reasons for such changes.

15. Net Loss per Share, page F-41

11.   In your response to comment 13, you confirmed that you excluded the full amount of share options from your earnings per share calculations but are disclosing as excluded only the shares that would have been antidilutive using the treasury stock method. However, it is unclear why you are using the treasury stock method to determine the amount of antidilutive options given the guidance in ASC 260-10-45-17, which prohibits assumption of the conversion, exercise or contingent issuance of securities that would have an antidilutive effect. Therefore, please revise your disclosure to present the full amount of share options as excluded from your calculation of earnings per share.

Taxation, page 182

12.   Please identify in the opening paragraph of this section the law firms who are opining on the tax consequences of the offering in the British Virgin Islands and Hong Kong and file the related tax opinions as exhibits.

Underwriting

Stabilization, page 193

13.   We note your response to prior comment 11 and the statement that the underwriters may engage in stabilization activities. In your response letter, please explain why the underwriters would need to engage in stabilizing transactions in connection with a best efforts offering.

Exhibits

14.   We note your disclosure at page 144 that Messrs. Luh, Zhou and Pu will serve as independent directors immediately upon your IPO. Please file written consents from these individuals in which they consent to being named in the prospectus. Refer to Securities Act Rule 438.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Julian Lin, Esq.
        Jones Day